March 17, 2008

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2008 Seminars

Attend one or more of our investment seminars at The Edina Country Club (7:30 - 8:30 a.m.) or in our offices in the IDS Center (12:00 - 1:00 p.m.). Seminars are free, but reservations are required.

Distribution Stategies During Retirement

It's taken years to build up your investment portfolio. Now it's time to review some income-producing and tax-saving strategies to preserve your nest egg for as long as possible.

Wednesday, April 9, 2008
7:30-8:30 a.m. Edina Country Club
~~12:00-1:00 p.m. Sit Mutual Funds offices~~ (Full)

Wednesday, April 16, 2008
~~12:00-1:00 p.m. Sit Mutual Funds offices~~ (Full)

Wednesday, April 23, 2008
12:00-1:00 p.m. Sit Mutual Funds offices

Contact Denise Johnson to reserve your spot.
612-359-2533/800-332-5580, ext. 533 or ddj@sitinvest.com

Past Investment Seminars

The ABC◆s of Investing, Mutual Funds and Saving for Retirement

Attend this seminar to learn the fundamentals of investing, how mutual funds work, and how to build an investment portfolio for the long haul.

- Handout Notes from this Seminar

Uncovering Ways to Fund a College Education

Send a child to college -- and paying for it -- can be overwhelming. In this seminar, you'll learn:

- how and where to invest your child's education fund
- how federal financial aid formulas are calculated
- where grants and scholarships can be obtained
- how to complete the FAFSA

- Handout Notes from this Seminar

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